UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market May | 2020

Azul Closes Acquisition of TwoFlex

São Paulo, May 14, 2020 – Azul S.A. “Company” (B3: AZUL4, NYSE: AZUL) announces today the closing of the acquisition of Two Taxi Aéreo Ltda “TwoFlex”. Payment will be made in up to 30 monthly installments, subject to certain financial and operating conditions, and a final payment of up to R$30 million, which shall be deposited in escrow as collateral in favor of the Company for a determined period. The total purchase price will be R$123 million.

The transaction was approved without restrictions by the Brazilian Administrative Council for Economic Defense (CADE – Conselho Administrativo de Defesa Econômica) on March 27, 2020.

TwoFlex is a domestic airline based in Jundiaí, Brazil. It was founded in 2013 and offers regular passenger and cargo service to 39 destinations in Brazil, of which only three regional destinations are currently being served by Azul. TwoFlex also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Congonhas is a particularly coveted airport because of its proximity to São Paulo’s business districts. Currently, our two larger competitors, Gol and LATAM, control most of the flights in Congonhas. TwoFlex’s fleet of 17 Cessna Caravan aircraft, a versatile and cost-efficient regional turboprop with capacity for nine passengers, will be important as Azul continues to strengthen its network capilarity in the Brazilian regional market for passenger and cargo services.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 14, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer